EX - (a)(15)

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

CORPORATE PARTICIPANTS

Sue Hager Foundation Medicine Inc. - VP, Corporate Communications & Government Affairs

Mike Pellini Foundation Medicine Inc. - President & CEO

Jason Ryan Foundation Medicine Inc. - SVP, Finance

Steven Kafka Foundation Medicine Inc. - COO

Vincent Miller Foundation Medicine Inc. - Chief Medical Officer

Dave Daly Foundation Medicine Inc. - Chief Commercial Officer

CONFERENCE CALL PARTICIPANTS

Isaac Ro Goldman Sachs - Analyst

Dan Leonard Leerink Partners - Analyst

Teja San JPMorgan - Analyst

Amanda Murphy William Blair & Company - Analyst

Geoffrey Porges Bernstein - Analyst

Zarak Khurshid Wedbush Securities - Analyst

Bryan Kipp Janney Capital Markets - Analyst

Tim Evans Wells Fargo Securities - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Foundation Medicine 2014 fourth-quarter and year-end results conference call.

(Operator Instructions)

As a reminder, this conference is being recorded today, Tuesday, February 24, 2015. I’d now like to turn the call over to Sue Hager, Foundation Medicine’s Vice President of Corporate Communications and Government Affairs. Ms. Hager, please go ahead.

Sue Hager - Foundation Medicine Inc. - VP, Corporate Communications & Government Affairs

Thank you, Andrew, and good afternoon, everyone. Thank you for joining us for Foundation Medicine’s 2014 fourth-quarter and year-end call. Here on the call this afternoon to discuss results for the fourth quarter and year ended December 31, 2014 are President and CEO Dr. Michael Pellini; Senior Vice President of Finance Jason Ryan; Chief Operating Officer Steven Kafka; Chief Medical Officer Dr. Vincent Miller; and Chief Commercial Officer Dave Daly. Members of the management team will read some prepared remarks, followed by a question-and-answer period.

Before we begin the prepared remarks, I would like to remind everyone that comments made by management and responses to questions on this call will include forward-looking statements and information. Forward-looking statements include, among others, statements about our expected financial results, our markets and the implementation of our business strategy.

All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in such statements. Including the risks and uncertainties that are described in our filings with the SEC, including the section entitled Risk Factors in our most recent annual report on Form 10-K, as well as other risks and uncertainties detailed in our subsequent SEC filings. Except as required by law, we have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

For further information on the pending Roche transaction, including the tender offer, we direct you to the Roche offer to purchase on Schedule TO filed with the SEC, and Foundation Medicine’s solicitation recommendation statement on Schedule 14D-9 filed with the SEC. Also in connection with the proposed transaction, Foundation Medicine has filed a proxy statement with the SEC. You are urged to read these materials, because they contain important information. And with that, I would like to turn the call over to President and CEO Mike Pellini for his opening comments. Mike?

Mike Pellini - Foundation Medicine Inc. - President & CEO

Thanks, Sue. Good afternoon, everyone. Thank you for joining us for our call today. Foundation Medicine is a molecular information Company that is fundamentally changing the approach to evaluating and treating individuals living with cancer. We are the first Company to broadly commercialize the comprehensive genomic profiling of cancer and to put this powerful approach into the hands of practicing oncologists.

And we have built a significant lead in this market. Our information-based approach is enabling precision medicine for patients with virtually all types of cancer. With each FoundationOne or FoundationOne Heme clinical test performed, our molecular information knowledge base — called FoundationCORE — continues to grow, thereby serving as a catalyst accelerating the shift towards individualized cancer treatment. As this is our year-end 2014 call, today we intend to underscore our progress to-date, and to highlight key business drivers to our growth in 2015 and beyond, including 2015 guidance.

So to begin, let me state clearly that 2014 was an outstanding year for Foundation Medicine on a number of levels. From a commercial perspective, our momentum continued in the fourth quarter, capping off a year of rapid growth that, to our knowledge, is unprecedented in the history of molecular testing in oncology. We posted full-year total revenue of $61.1 million, which was an increase of 111% over 2013. And we reported over 24,000 clinical tests in 2014, which represented a 167% increase over 2013.

It’s worth noting that we drove significant gains in the community setting, while sustaining growth with our academic customers, ending the year with approximately 60% of our clinical volume coming from community-based positions. We also grew our pharma revenue by more than 72% over 2013, driven by an expansion of our bio pharma business to nearly two dozen partners, and by expanding our information and regulatory product offerings.

To support our oncology and pathology clients, we launched ICE 2, the newest version of our Interactive Cancer Explorer position portal, designed to leverage our unique molecular information asset, to facilitate online clinical collaboration among physicians on our ICE network. Also, we crossed an important milestone in the reimbursement landscape, with Palmetto’s Draft Local Determination for comprehensive genomic profiling in a specific clinical indication. This activity, combined with a broad coverage decision for FoundationOne and FoundationOne Heme from Priority Health, represent meaningful progress in our efforts towards broad-based reimbursement, setting the stage for continued progress in 2015.

Innovation has always been an integral component to Foundation Medicine’s success, and we continue to devote significant resources to this area. Specifically, in the past calendar year, we published 38 peer-reviewed papers in high impact journals, and gave more than 90 podium talks and posted presentations. We challenge you to find another company at our stage and size that has this level of activity.

To be clear, I don’t make this point to be boastful. But rather to indicate that we and our pharma, academic and community-based partners are putting in the work to develop and publish both the quality and quantity of data necessary to drive clinical adoption and broad reimbursement.

And finally, in 2014, we signed multiple new collaborations and corporate partnerships that enhance our mission and expand the value of our solutions to physicians and their patients. Some of these relationships include EmergingMed for clinical trials navigation support. Flatiron Health and Coda to advance the collection and use of mass clinical data to support our offerings. And a novel companion diagnostic partnership with Clovis that we expect will lead to Foundation Medicine’s first FDA-approved product.

And of course, our corporate development efforts culminated in January with the announcement of our proposed strategic collaboration agreement with Roche. This collaboration brings together two of the leading companies in the fight against cancer. At the highest level, we believe the collaboration with Roche will accelerate our commercial efforts, will drive the introduction of new molecular solutions for oncology, and will fast-track the globalization of comprehensive genomic profiling.

Foundation Medicine will remain an independent, innovative Company. Our management and Board of Directors believe that the participation of a world-class organization such as Roche and the acceleration of Foundation Medicine’s sweeping initiatives, will generate significant incremental value in the future. Importantly, we believe the close alignment with Roche will enable Foundation Medicine and our more than 300 employees to put fulfill our mission of transforming cancer care and bringing new hope and better outcomes to all those impacted by the disease.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

At this point, I want to turn the call over to Jason, who will walk through our financial performance. And then to Steve, to provide the look ahead into our 2015 initiatives. Jason?

Jason Ryan - Foundation Medicine Inc. - SVP, Finance

Thanks, Mike. I’d like to briefly review our Q4 financial results and reimbursement progress before turning to our 2015 financial outlook. During the fourth quarter of 2014, we continued to make meaningful strides in the commercial front. We reported 7,233 clinical tests, a 13% increase from the prior quarter, and a 93% increase from the same quarter last year.

The Q4 results included 6,216 reported FoundationOne tests, and 1,017 reported FoundationOne Heme tests. We also delivered 2,009 tests to our pharma partners in the fourth quarter. For the full-year 2014, we reported 24,271 tests, compared to 9,095 tests reported in 2013, an increase, as Mike mentioned, of 167%.

Total revenue for the fourth quarter was $18.7 million, a 14% increase from Q3, and a 93% increase from the fourth order of 2013. Revenue from clinical testing was $10.3 million, while pharma revenue was $8.4 million. Our pharma business, in particular, had a strong quarter, growing 25% from Q3, aided in part by our delivery of reports for several large retrospective studies just before year-end. We expect these pharma revenues to be variable on a quarterly basis during 2015. But once again, they emphasize the importance of our diversified revenue streams, especially in these early years.

For the full year of 2014, total revenue was $61.1 million, a 111% increase from the $29 million reported in 2013. Revenue from clinical testing was $36.6 million, while revenue from testing for our pharma partners was $24.4 million. The average reimbursement per clinical test recognizing revenue in Q4 was approximately $3,600, again consistent with the prior quarters.

As Mike mentioned, we were encouraged by signs of forward progress on the reimbursement landscape, headlined by Palmetto’s Draft Local Coverage Determination, published in January. This draft LCD was a very important step forward, because it specifically relates to comprehensive genomic profiling in certain patients with non- small cell lung cancer. And because it sets a standard for the rigorous analytic validation that’s required with this type of testing.

Although Palmetto is not our MAC, they are considered a thought leader and an influential voice in molecular diagnostics. We look forward to building on this important momentum, and hopefully establishing a similar LCD with our own MAC national government services. In the meantime, we continue to submit claims to Medicare, using a miscellaneous code. And consistent with our expectations, we have not yet received payments on those submissions. We continue to have very conservative expectations with respect to any backlogged revenue.

It’s important to recognize that FMI, together with other innovators in our industry, continues to face challenges with respect to certain payers. Keep in mind that we’re in the midst of a paradigm shift in which there is an increasing understanding that cancer is a disease of the genome, not a disease confined to anatomic sites within the body.

That paradigm shift does not conveniently fit into the historic reimbursement system, and we see examples of this today. So despite meaningful clinical revenue growth in the fourth quarter, our top-line results were still marginally impacted by a select few payers who chose to curtail their payments as they evaluate their own molecular diagnostic payment strategy.

We have frequently said that there will be some payers who take longer than others to adopt new approaches, such as ours. And while this only had a marginal impact on FMI, we believe the impact is not marginal for those patients. Fortunately, there are also payers that understand the value of our approach in evaluating cancer, and we’ll continue to work with them and with our industry partners to pursue long-term solutions.

So now let’s turn our attention to what’s ahead for Foundation Medicine. Our strategic partnership with Roche, which we expect to close in the second quarter, will provide $250 million in additional capital to the Roche purchase of 5 million newly issued FMI shares at $50 per share. In addition, Roche has now commenced a tender offer for approximately 15.6 million outstanding shares, also at $50 per share. Through the combination of newly issued shares and the tender offer, Roche will acquire an interest in FMI of between 52.4% and 56.3% on a fully diluted basis.

Important details of the tender offer and related mechanics are on file with the SEC. There will be a variety of ongoing revenue streams related to the various elements of the collaborations, and Steve will touch on those in just a bit. For the next six to nine months, we will be focused on closing the transaction first, and then building the infrastructure to begin executing on it.

So incorporating the expected close of the Roche transaction, let me conclude by presenting our key financial metrics for 2015. We’re providing only annual guidance at this point in time, given that we are still in a high-growth phase.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

We currently expect to report between 43,000 and 47,000 clinical tests in 2015. At the midpoint, this represents approximately 85% year-over-year growth. We anticipate that 2015 total revenue will be in the range of $105 million to $115 million, inclusive of approximately $10 million to $12 million in revenue related to our R&D partnership with Roche.

I do want to emphasize that our agreement with Roche is complex. And our estimate of $10 million to $12 million in revenue this year may change, based on the timing of the close, the timing of the joint R&D projects, and importantly, the revenue recognition associated with the entire transaction.

And lastly, we anticipate total operating expenses in the range of $128 million to $138 million. Driven by the accelerated growth of our commercial infrastructure, key investments in our R&D pipeline, continued investment in clinical trials, tech-focused investments, and organizational support from our G&A functions.

I’ll wrap up by simply stating that we believe FMI is still at the front edge of an enormous opportunity for patients living with cancer today. And that the investments we’re making today will yield significant leverage and drive future growth. And so with that, I’ll turn it over to Steve to walk through, in more detail, our business outlook for 2015. Steve?

Steven Kafka - Foundation Medicine Inc. - COO

Thanks, Jason, and good afternoon, everybody. Foundation Medicine has put in place a business strategy and the operational infrastructure that has already delivered tremendous growth. And I’d like to articulate how we believe that we are positioned for continued innovation and value creation now going forward.

First and foremost, maintaining and extending our commercial leadership with both our clinical and bio pharma customers is paramount to the future of our business in 2015. These components are synergistic. As they stand in use of our tests in clinical practice as to FoundationCORE, that in turn provides key insights for the further development of targeted anti-cancer medicines.

As Jason noted, we anticipate significant growth in our clinical volumes in 2015. And we expect to continue to deliver on the high level of service and quality that our customers have come to expect. Last year, we improved lab efficiency and productivity, so that we now routinely deliver results to physicians in 11 to 14 days from receipt of tissue for FoundationOne, and 15 to 18 days for FoundationOne Heme. And we continue to maintain quality, with an overall success rate exceeding 95%.

In our pharma business, particularly with the anticipated addition of the Roche relationship, our tests and the use of our molecular information data product offerings are increasingly becoming a trusted and a standard source across the industry for critical information to advance the development of oncology therapeutics. We expect to continue partnering with pharma companies for novel CDx approaches and other regulatory support activities, as well as innovative drug development initiatives, like the Lung Cancer Master Protocol.

We also anticipate continued expansion of innovative data partnerships, like the one we announced yesterday with H3 Biomedicine, and in future products we expect to introduce with our data partners. All of these efforts will contribute to Foundation Medicine strategy to accelerate the advancement of new precision medicines.

Moreover, the continued adoption of our market-leading products will not only drive revenue in 2015, but also will accelerate our efforts to create a unique data asset in oncology. FoundationCORE already contains approximately 35,000 unique comprehension genomic profiles on a common platform obtained from real-world clinical cases. In 2015 and beyond, together with our partners, we will continue to seek new ways to drive insight from this unique regular information asset. As well as ways to integrate those risk-genomic insights into drug development and clinical care.

A cornerstone of this future is ICE 2, and in particular PatientMatch, a feature that for the first time, places the full power of FoundationCORE into the hands of practicing physicians. Using PatientMatch, physicians within the ICE 2 network are able to connect with other physicians treating patients with similar genomic tumor profiles. And share treatment and outcomes information in a compliant manner, increasing the actionability of the test results. We are now in the process of rolling the product out to our customers through our sales force and our technology product teams. And we expect to substantially complete the migration to ICE 2 this year.

While it’s still too early for systematic feedback, since user numbers are still small, I do want to share one short anecdote from an oncologist who was treating an individual with a rare G.I.-related carcinoma with a PIK3CA alteration. Even though the cancer itself is rare, this physician wrote to say she had successfully found 12 PatientMatches, and was eager to connect with the other active ICE 2 users to discuss treatment and clinical trial options. This is an encouraging example of how PatientMatch can serve to potentially improve patient care by giving physicians access to data that may help inform their treatment choices.

Also key to our efforts in 2015 will be the successful launch of our collaboration with Roche later this year. We have previously described the major components of this broad collaboration, and I would refer you to our SEC filings for additional details. As a brief reminder, however, the deal encompasses five R&D-focused efforts, two

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

commercial collaborations and an equity investment. As Jason mentioned, each of these elements is unique, and each will have its own way of contributing to our overall growth strategy. And I’d like to provide a little more color on how we see these efforts getting underway this year.

Immediately after the close of the deal, we anticipate getting right to work in two areas. First, the application of molecular information platform to support Roche clinical trials and FoundationCORE data access. And second, preparing to launch the US commercial collaboration focused on medical education.

In new product development, Foundation Medicine has for some time already been pursuing R&D activities towards the development of liquid biopsy-based products. And we anticipate the launch of our circulating tumor DNA product in 2015. After the deal closes, we will also be in position to accelerate both our immunoncology and companion diagnostic efforts. And we expect to come back to you with additional details on these programs later this year.

Finally, at the close of the transaction, together with Roche, we will launch a 12-month business planning period to lay the groundwork for the commercialization of our products outside the US, where Roche will be our exclusive commercial partner. This aspect of the collaboration holds the potential to accelerate adoption of our products around the world by tapping into the deep resources of Roche’s global network.

During the planning period, Foundation Medicine will continue to expand sales of our products outside the US through our existing, direct and distributor-based strategies. And we anticipate commercial efforts with Roche ex-US will begin to contribute revenues beginning in the second half of 2016.

Overall, we begin the proposed transaction with Roche creates multiple opportunities for value creation in a way that supports innovation, accelerates achievement of our key strategic objectives, and reinforces our culture of creativity and entrepreneurial passion. And with that, I will turn it back to Mike for some closing remarks.

Mike Pellini - Foundation Medicine Inc. - President & CEO

Thanks, Steve. The practice of oncology has changed dramatically, but by small increments, over the past 50 years. But the application of genomics has already affected as much change in the past several years, with more rapid innovations to come. As we look ahead to 2015 with strong anticipated growth for our clinical tests, the addition and adoption of new innovative molecular information products and services, and our transformational partnership with Roche, Foundation Medicine will continue to be one of the leaders accelerating this change.

I’d like to close with a patient case to further illustrate our ongoing impact on patient care. An infant boy was initially diagnosed in 2013 with a rare sarcoma called congenital-infantile fibrosarcoma, or CIF. A total surgical re-section of his tumor was performed, followed by serial imaging. In parallel, however, FISH testing was performed and was negative for an NTR3 gene fusion, which is the classic genomic finding associated with this tumor type. Therefore, his diagnosis was transiently revised to a different type of sarcoma.

Unfortunately, his tumor metastasized to the lung just months later. A trial of cytotoxic chemotherapy was ineffective. A tumor specimen was then submitted to Foundation Medicine for FoundationOne Heme testing. Our test revealed a novel and, importantly, potentially druggable end track fusion. Remember, only the specific NTRK3 fusion was originally tested for using FISH, and that test was negative. This newly identified NTRK1 fusion gave both confidence to the initial diagnosis of CIF, and identified a target for systemic therapy.

This child began crizotinib monotherapy in November 2014, and has experienced tumor regression to-date. It’s a particularly gratifying patient case for obvious reasons. And before I open the call for Q&A, I want to remind everyone that we’ve asked Dave Daly, Chief Commercial Officer, and Dr. Vince Miller to join us for the call. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Isaac Ro from Goldman Sachs.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Isaac Ro - Goldman Sachs - Analyst

You guys mentioned, I think, in the press release, a little bit about your plans for cell-free DNA this year. You didn’t spend a lot of time on it in the script, so I was hoping you could talk a little bit about, number one, what markets that product might be targeted at? And then number two, [levy will] differentiate it?

Vincent Miller - Foundation Medicine Inc. - Chief Medical Officer

Thanks, Isaac, it’s Vince, and I can kick us off there. As Steve did allude to, we’ve had an ongoing program in developing a cell-free DNA product, as well as looking at the opportunity to develop a circulating tumor cell product. We believe these are potentially complementary approaches in the oncology solution space.

These ongoing programs are approached with the same commitment to excellence that we have used throughout our development of FoundationOne and FoundationOne Heme. And will be approached with the same rigorous studies, the type study one might want to see if they’re going to change a fundamental premise of oncology care that cancer diagnosis and characterization is obtained from a tissue specimen would be a robust clinical validity study.

And for example, one might want to take a cohort of a couple of hundred patients who had EGFR mutant lung cancer diagnosed by a cell-free DNA test, without knowledge of tissue EGFR genotyping. Treat them with an appropriate kinase inhibitor, show a response rate and progression-free survival similar to those well-established in the literature. And then on blind results of the tissue testing, to demonstrate the concordance.

So we think this is an area where a no short-cuts rule applies. Nonetheless, we’ve talked about and anticipate having a commercial product — having a product for our bio pharma partners available late this year. And anticipate a commercial product available potentially next year.

Finally, just in the way of stepping back, we need to remain humble with cancer. There is not a single testing product that provides a solution for the challenges facing oncologists and other professionals in this space. And our commitment and what you’ve heard about a lot in our comments today is that integrated solution providing for our patients, including the FoundationOne CORE or access to trials, ability to access therapies the doctors have trouble obtaining for their patients outside a trial, et cetera. I’ll stop there and open it up for the team for any other comments.

Steven Kafka - Foundation Medicine Inc. - COO

Hi, Isaac, it’s Steve. Thanks for the question. Just one other quick point to make about the market here, since you asked that specifically. I think as Vince mentioned, we see a cell-free DNA product as being complementary to a potential product based on circulating tumor cells. And with the cell-free DNA product, the way that we’re thinking about that product profile today is that it would likely be a targeted approach, given the technology. And initially would be focused on a couple of key market segments that could include patients where a biopsy is difficult to obtain or not available. But also where monitoring of disease over time can be important.

I think that’s in contrast to a circulating tumor cell type of product profile, where we think we may have the opportunity to look more comprehensively, at a more comprehensive basis. That’s initially how we’re thinking about this. And I think we’re looking forward to being able to share more about our thinking, both about the market and about the tests themselves, as the year evolves.

Isaac Ro - Goldman Sachs - Analyst

Great, that’s very [helpful], thank you. Just a follow-up on the business as it relates to your pharma partners. There’s been some debate as to whether or not your relationship with Roche might color the recent partnerships you have, and maybe [in-team] some future deal that you can work on. Can you offer a high-level comment on how the news of Roche has been received by your [history] partners? And just generally speaking, how you plan to go to market with future deals in the bio pharma sector now that this is in place? Thank you.

Steven Kafka - Foundation Medicine Inc. - COO

Sure. Isaac, this is Steve again. I’ll take that. I think, first of all, bear in mind that sustaining and growing our pharma business is something that is important not only to Foundation Medicine, but also to Roche. Because they really see this as a key part of our business, not only for delivering revenue, but also for keeping us really at the cutting edge of this emerging area. So we really designed the deal up front to account for the fact that this is in both of our interests. And I think the response has been very consistent with that desire.

We’ve had, I would characterize as, near-universal enthusiasm and support from our pharma partners, as we talked to them subsequent to the deal. And in particular, just following on in the conversation about cell-free DNA that we were just having, that’s an approach that’s of interest to many of our other partners, as well. So while that’s a key component of the Roche transaction, that is a Foundation Medicine product that we will be able to make available to our other pharma partners. And we’ve had early feedback that they’re very excited about it.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Just the last comment I would make is that, bear in mind, our pharma business is more than just testing, per se. We are increasingly offering a diversified suite of services that include support for clinical trial assay activities, companion diagnostics, and then also, increasingly our access to FoundationCORE. The knowledge base and our announcement that we made yesterday on H3 Biomedicines is another example of that. I think there’s lots of way in which our pharma business has opportunities to continue to grow.

Isaac Ro - Goldman Sachs - Analyst

Got it. Thanks so much, guys.

Steven Kafka - Foundation Medicine Inc. - COO

Thanks, Isaac.

Operator

Dan Leonard from Leerink.

Dan Leonard - Leerink Partners - Analyst

Thank you. Can you offer some assumptions in your 2015 guide around how much you expect from clinical versus pharma?

Jason Ryan - Foundation Medicine Inc. - SVP, Finance

Hi, Dan, this is Jason. I appreciate that. While we’re not going to break down our revenue specifically, I think we are obviously encouraged by both customer groups. And let me just touch on clinical; maybe Steve can touch on pharma. The way we have thought through revenue for our clinical volume — and you’ve got the clinical volume range — is for a majority of those tests that are billed out-of-network, we’ve used recent payment trends to layer on top of that volume.

We’ve also assumed a modest but growing number of tests that are billed, that are in-network and paid reliably during the course of the year. So I think you can have a sense for how that clinical revenue grows.

On the pharma side — and then I’ll turn it over to Steve — we obviously were very encouraged by the Q4 growth. I do think as the business continues to mature, you will see a gravitation, as you know, towards the clinical market, just based on the percentage of patients in the US who are on clinical trials. But Steve, you want to add to 2015 pharma?

Steven Kafka - Foundation Medicine Inc. - COO

I think you hit it well. We had a strong year in 2014, and we’re optimistic about our prospects in 2015, as well. And just looking at the trends over time — just to underscore your last point, Jason — in 2013, our revenue was about 50/50 between those pieces of the business. And then we started to see that separation happen in 2014. And we can expect that to continue as a function of the market opportunity.

Dan Leonard - Leerink Partners - Analyst

So would it be fair to assume that your pharma revenue grows more quickly than your clinical revenue in 2015?

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Steven Kafka - Foundation Medicine Inc. - COO

Dan, I wouldn’t say that. I think, given the Roche assumption in there, I still wouldn’t say that. I think over time, you’d expect to see that shift towards clinical.

Dan Leonard - Leerink Partners - Analyst

And then my follow-up question — how are you thinking about the Roche revenue synergy opportunity in 2015, from that commercial US educational standpoint?

Steven Kafka - Foundation Medicine Inc. - COO

So Dan, I think on the commercial US — and we touched on the pharma R&D piece — that is really — and I can turn it over to Dave, as well, to talk through that. That will kick in the second part of the year — really because we need to go through a planning stage. That is really doing a lot of the groundwork that our sales team is right now doing in the field around education. So we think it’s very meaningful. But again, that just gets started and kicked off in the latter part of the year. So that’s not — I wouldn’t bake that into the financials for the year. We think it’s meaningful going forward though.

Dan Leonard - Leerink Partners - Analyst

Got it, thank you.

Steven Kafka - Foundation Medicine Inc. - COO

Sure. Thanks, Dan.

Operator

Tycho Peterson from JPMorgan.

Teja San - JPMorgan - Analyst

It’s [Teja San] for Tycho. Can you share some color on your heme volumes in the quarter? It seems like they were flattish to slightly down.

Mike Pellini - Foundation Medicine Inc. - President & CEO

Hi, Teja, it’s Mike. I’ll start, and then turn it over to Dave for some additional color, even going forward in 2015. So we are pleased with the overall progress that we made in our clinical testing, and certainly in Q4, but actually for all of 2014 as well. And as it relates to FoundationOne Heme in particular, 2014 was really a learning year for us with FoundationOne Heme, much in the way, as you’ll recall, that 2013 was a learning year for FoundationOne.

We remain really optimistic about FoundationOne Heme as we continue to carve out its indications and better understand the appropriate utilization of this important product. We will work to strengthen the FoundationOne Heme brand in 2014. And as I mentioned, we’ll continue to focus on refining these clinical indications.

Data is also critical. You know, we’re a data-driven Company. We certainly produced our second set of the clinical data at ASH in December, and you can expect more of that from us in 2015. But let me turn it over to Dave just to offer a bit more color on how we’re pursuing FoundationOne Heme marketing and sales in 2015.

Dave Daly - Foundation Medicine Inc. - Chief Commercial Officer

That’s right, Mike. We remain extremely excited about FoundationOne Heme. And with the addition of it hemepathologist to our lab staff and a hematology oncologist to our medical affairs team, we now have the internal support to help advance our commercial efforts via that direct MD-to-MD connection that’s so vital in the clinical community.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

We’ve done this already in solid tumors, but now we also have this for heme-related malignancies. And this level of clinical expertise will really enhance our presence in the market and provide us the clinical outreach needed as we really focus in 2015 on ramping up our volumes. Vince, I know you’ve got some insight as well.

Vincent Miller - Foundation Medicine Inc. - Chief Medical Officer

Yes, and that’s a great overview, Dave. I’d just add the diagnostic testing for the heme malignancies has largely resided with the pathologist, includes a greater diversity of testing types than we commonly use in solid tumor oncology. As we look ahead to our anticipated relationship with Roche, they’ll provide this unbranded education about comprehensive genomic profiling to a large group of pathologists and hematopathologists. And I think this can only accelerate our ability to drive key alliances here.

As Mike alluded to, we did present a robust body of data at ASH this past year. And identified some of our early data refractory multiple myeloma, CLL and the ability to clarify diagnosis, particularly in overlap disorders, as potential early markets where uptake might be more apparent for FoundationOne Heme. And in 2015, I think you’ll see us launch an increasing number of prospective studies.

Teja San - JPMorgan - Analyst

Great, thanks for the color. And just one quick follow-up for Jason here. On the guidance, Jason, if I net out the $10 million to $12 million from Roche, it works out to about $100 million in revenues in 2015. Which was a little bit little bit light versus where the street was thinking about 2015, and yet the volumes are there [at case] versus our model. So does that imply a slight conservatism around payer assumptions versus prior expectations?

Jason Ryan - Foundation Medicine Inc. - SVP, Finance

Yes, Teja, thanks for the question. I think to begin with, it’s sort of the — maybe at the very highest level. That’s a very significant revenue growth year on year. And so we’re extremely pleased with that, and we’re going to fight for that type of growth. Keep in mind, if we were paid on every one of these tests, that revenue growth would be even greater.

But I think to answer your question, while there is consensus, there are a wide range of different numbers out there on the street. And so I think that this fit within certain models, didn’t within others. I can’t really speak to those specific models. I think we’re encouraged. But by the way, I think that $10 million to $12 million at Roche is very real revenue, and I think does fall flatly into this $105 million to $115 million.

And so I can’t speak to the intricacies of the different revenue models and the different street models. But I think we’re encouraged by — we think this guidance is quite aggressive, and we feel confident about it.

Teja San - JPMorgan - Analyst

And how does that translate into gross margin for the year? I mean, would that imply a year-over-year uplifting in gross margin?

Jason Ryan - Foundation Medicine Inc. - SVP, Finance

Yes, I think that two things happen in gross margin. I’d steer towards comparable gross margins next year. On the one hand, we would anticipate, as I mentioned, the modest growing number of tests that are paid in network — that’s more reliable payment. That would lead to higher gross margin. On the flip side, we think the business, as we also discussed, will continue to shift towards clinical revenue from pharma revenue. That pharma revenue today carries a higher margin, just based on the fact that we’re paid on all that work that we do. So those counter each other, and I think you’d see consistent margins for next year.

But I think, Teja, that most importantly, from a cost structure standpoint, we are right in line with where we’ve always wanted to be. And we’re very well-positioned to be at the upper end of the gross margins for this industry, if we get paid at a reasonable amount. So we feel confident there.

Teja San - JPMorgan - Analyst

Great, thanks, guys.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Operator

Amanda Murphy from William Blair.

Amanda Murphy - William Blair & Company - Analyst

Just a couple follow-ups on the guidance. So if you look at the data you had in the proxy — I’m not sure if you can speak to this — but the numbers were a little bit different than you had projected. And I realize that there’s obviously some calendar affect there on the Roche side. But just curious if you can talk to the differences that you had for the base of mass relative to the guidance that you gave out?

Jason Ryan - Foundation Medicine Inc. - SVP, Finance

Yes, thanks, Amanda. This is Jason. I think you’re talking about the 14D-9 filing and the financials that the Board used in decision-making, and management used. And I think just to be really clear, if those are the numbers you’re talking about, that’s not guidance. That’s a number of different weighted average scenarios, and not specifically guidance. It’s not our operating plan either, so we probably wouldn’t refer back to those specifically. Were those the numbers you’re talking about?

Amanda Murphy - William Blair & Company - Analyst

Yes.

Jason Ryan - Foundation Medicine Inc. - SVP, Finance

Okay.

Amanda Murphy - William Blair & Company - Analyst

Okay, fair enough.

Mike Pellini - Foundation Medicine Inc. - President & CEO

Amanda, this is Mike. The only other thing that I’d comment on is that, even as you look at the difference there, it’s well within what we would think is a reasonable margin of error, especially as we learned a bit more over the course of the past couple of months. We’ve seen Palmetto take a step forward. We see our business continue to evolve. And so we always take things like that into consideration as we build our plan.

Amanda Murphy - William Blair & Company - Analyst

Got it. Yes, my next question was going to be about the longer-term numbers. Maybe I won’t go there. But just in terms of the synergies that you’ve outlined, the broader longer-term-type opportunities. How do we, from our side — do you have a thought on when you might be able to put some hard numbers around what that might look like? You’ve obviously talked about the $150 million. But just broadly, when should we look for more specifics around what that might look like longer-term?

Mike Pellini - Foundation Medicine Inc. - President & CEO

Yes, Amanda, I’ll start, and then maybe others will weigh in, and maybe Steve will weigh in. I think you mentioned on the R&D side — and as we mentioned over five years, that is about $150 million in potentially higher amount of revenue, coming from both access to our molecular platform testing and access to data. That’s about $85 million of that, and $70 million-plus from different milestones related to product development. That’s quantifiable, so — and their potential is to go above that.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

On the commercial side — and I’ll turn it over to Steve quickly, or to Dave — I would say we need to go through this one-year business planning cycle. There’s a lot of work to be done. We are incredibly enthused with this ability to really tap into Roche’s infrastructure overseas and get access to their local market knowledge, on the regulatory side and the reimbursement side. We think it is tremendous potential versus what FMI alone would be able to do in the next few years. So in terms of putting dollars around that, I think since it’s difficult for us, it’s difficult for you. But we do see significant potential. And Steve, Dave, you would add anything?

Steven Kafka - Foundation Medicine Inc. - COO

No, spot on.

Amanda Murphy - William Blair & Company - Analyst

Okay. And then just last one, in terms of the revenue recognition for this year. Can you just talk about how to think about that as you potentially go in-network? Will you then shift to accruals, or when will you do that?

Mike Pellini - Foundation Medicine Inc. - President & CEO

Yes. We will — I think the easiest way to think about it, unfortunately, is on a claim-by-claim basis. So once you invoice a claim, if you have reasonable basis and you meet the basic revenue recognition criteria, you recognize it. You don’t ever switch over from cash-based to accrual, broadly. Even for a single payer, it’s really whenever you’re covered for those tests, you have an agreement, and you have reasonable likelihood of being paid, and you can estimate what you’ll be paid, then you would start to accrue.

So it will be a gradual shift. And what you’ll see over time is some of our clinical revenue being accrued, a majority being cash, and then longer-term, of course, you move towards the majority accrual. So unfortunately, Amanda, it is going to be on a claim-by-claim, payer-by-payer, indication-by-indication basis. And we’ll provide as much color as we can going forward on those numbers, of course.

Amanda Murphy - William Blair & Company - Analyst

So are you assuming then, some is accrued, whatever — some small percentage in 2015 then?

Mike Pellini - Foundation Medicine Inc. - President & CEO

Yes, that’s right. So with respect to those claims that we model as being in-network claims, build out during the year, you’re right. Those would be accrued.

Amanda Murphy - William Blair & Company - Analyst

Okay, thank you.

Mike Pellini - Foundation Medicine Inc. - President & CEO

Sure, thanks.

Operator

Geoffrey Porges from Bernstein.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Geoffrey Porges - Bernstein - Analyst

Just a few questions, if I may. First, on the cell-free DNA test, is it fair for us to assume that, that would be a smaller panel of genes, and at a different price point? And perhaps you might even contemplate repeat testing, Vince? I’d like to come back with a couple of others.

Vincent Miller - Foundation Medicine Inc. - Chief Medical Officer

Hi, Geoff. So I don’t think we’ve given guidance around the content of the test, as far as the genomics or pricing. Certainly we think from the inherent limitations of demanding such coverage and sensitivity, one would not be able to do a FoundationOne-like test on cell-free DNA, unless it might prove complementary to something more comprehensive. Like FoundationOne, or if we developed a CTC-like test, -based test, which could be more comprehensive.

Geoffrey Porges - Bernstein - Analyst

That’s helpful. On the guidance, you seem to be guiding in terms of the test number to an acceleration compared to Q4, certainly a significantly higher run rate than you saw in terms of test volume into Q4. Could you pass a little bit the components of that increase, and where you see that coming from for 2015? Thanks.

Jason Ryan - Foundation Medicine Inc. - SVP, Finance

Sure, Geoff. Thanks for the question. It’s Jason. I’ll answer, and then probably turn it over to Dave for more color. I think one of the keys here, Geoff — and you’re right with the numbers — is looking at our investments during the year, and our operating expenses. The investments we’re making are not just in the sales team. They’re also across client services, across strategic marketing, market and analytics, and differentiation programs, as well as our reimbursement team, and of course, internationally.

So there are a lot of different elements where we’re investing during the year for commercial growth. And Dave, why don’t you, since you’re here, weigh in a little bit on that as well?

Dave Daly - Foundation Medicine Inc. - Chief Commercial Officer

Sure. Thanks, Jason. And Geoff, really, if you look at our overall commercial organization and the investments that we’re going to be making in 2015, from a sales perspective, we’ll grow by about 50%. To include more account executives, strategic account managers, pathology specialists and global sales support.

From other aspects, we’ll grow our regional payer team to focus on regional payers, to complement what we’re doing with CMS and at the national level, as well as expanding our marketing team to provide more support to that sales. And likewise, as Jason mentioned, really building out our client services department to continue to provide that high level of service.

Geoffrey Porges - Bernstein - Analyst

Okay. And last question, Mike. There has totally been some visibility about genomic testing and comprehensive testing, even from the White House. But yet, you’re still struggling to get CMS to respond positively and reimburse the test. Can you help us reconcile that apparent disconnect and when it might be resolved, and how?

Mike Pellini - Foundation Medicine Inc. - President & CEO

Geoff, I can take a step in that direction. But of course, that’s a question that — there are many different facets to the answer. What I can tell you is that we remain encouraged by the progress or the focus that we are seeing from one of the local Medicare administrative contractors, which is Palmetto. As Jason mentioned, they are seen as one of the thought leaders in this space. And they are, in essence, trying to rally the troops within the Medicare organization to focus more on molecular testing, and specifically, comprehensive genomic profiling.

So while we cannot comment on specific timelines, we are sensing a bit of additional urgency in trying to — from Palmetto, at least, we are sensing additional urgency in really trying to work through this process. But Geoff, it is a process. And just because Palmetto takes a step forward, does not necessarily mean that our MAC or any other MACs will take a step forward.

We have been told they are communicating, and that’s an important step, and we remain optimistic. So I think whether it’s the President speaking, whether it’s important new data emerging, whether it’s a regional payer or national payer making a decision — all of those things come together to, I think, continue to accelerate change in this space. So there’s not a single answer to your question; it has to be a comprehensive approach. And we certainly appreciate the President pointing out the importance of precision medicine going forward.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Geoffrey Porges - Bernstein - Analyst

Mike, would you say we should regard this as a matter of when, or is it a matter of if?

Mike Pellini - Foundation Medicine Inc. - President & CEO

Geoff, we have always believed that it is a matter of when, and we continue to believe it is a matter of when. And when — keep in mind — can be different for each payer. That’s why we’ve always described a bell curve, as you think about the payer community. There are some regional and national payers and some MACs that are closer to the front edge of that bell curve. And there will certainly be certain MACs and certain national payers and regional payers that fall in the middle, and some that fall in the back end. But we do believe it’s a question of when. And we think the question of if — we passed the question of if, some time ago.

Geoffrey Porges - Bernstein - Analyst

Terrific. Thanks very much, Mike.

Operator

Zarak Khurshid from Wedbush Securities.

Zarak Khurshid - Wedbush Securities - Analyst

Hi, guys, good afternoon. Thanks for taking the questions. How is the sales force productivity tracking with reps overall? And more specifically, could you talk to the tranche of reps who were at it in early 2014?

Jason Ryan - Foundation Medicine Inc. - SVP, Finance

Hi, Zarak, this is Jason. I can take the first shot at that, and I’ll hand it over to Dave, with respect to sales force productivity. To begin with, as you know, one of our initial really pushes, commercially, was to get out to as many as physicians and as many clients as we could. Ending 2014, we feel great about that in terms of the thousands of oncologists who have ordered.

As you know, one of the really main initiatives for 2015 isn’t only to broaden that client base, but it is to go really deeper into that client base. There are a number of initiatives — and I’m going to turn it over to Dave. It’s one of the things he is, of course, and his whole team is very focused on, is them getting deeper into each of those accounts. I know ICE is one part of it, et cetera. Before I go further, Dave do you want to talk to all the different initiatives of the team, to get that repeat order rate higher?

Dave Daly - Foundation Medicine Inc. - Chief Commercial Officer

Yes, I think that’s a great point, Jason, and thanks for the question. Really, the reorder trends are critically important, to where approximately 85% of our orders are actually repeat testers, and this is significant. So what we’re really focusing on from a community perspective is the actionability of our results. And we’re focusing our commercial efforts there on three high-impact areas. EmergingMed, our partnership with EmergingMed — just really direct patient assistance in identifying the right clinical trials for a particular patient. And then aiding that patient and actually getting enrolled in that clinical trial.

Next is our Foundation CareLine, which is a partnership we established with the Patient Advocate Foundation, where we provide direct counseling services to assist patients in getting access to targeted therapies, both on and off label. And then that financial assistance necessary to pay for those drugs.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

And then thirdly, really focusing on ICE 2 and PatientMatch, and the features that Steve alluded to in his prepared remarks. We’re supporting the clinical community by identifying colleagues through PatientMatch who treated similar cases, thereby providing direct access to treatment regimens and the associated responses, and likely outcomes as well. So that’s where we’re focusing our commercial efforts. And as I’m now in 60 days, really looking at how we expand those efforts to deepen our penetration into the marketplace through reorders.

Zarak Khurshid - Wedbush Securities - Analyst

Thanks for that, Dave. And then, curious on your AMC business, is there any academic medical center where your volumes have actually declined, either due to internal efforts within that AMC or commercial players?

Mike Pellini - Foundation Medicine Inc. - President & CEO

Hey Zarak, it’s Mike. I’ll take that one. As you know, we don’t talk about specific clients publicly. But what we’ve talked about in the past is something that we continue to see. And that is, overall, our business, both in the community setting, as well as the academic medical center setting, continues to grow. We’re really pleased with that growth, overall.

And what we’ve said about clients who have internalized some type of NGS testing, typically what happens is that they bring in that new platform, pathology gets it up and running. And there’s strong encouragement from the pathology group, as well as from the administration, to ship some of that testing in-house. We see the local oncologists do just that. They’ll start sending it to their internal team until they start to get a sense as to how they want to use their internal testing, versus how they want to use FoundationOne or FoundationOne Heme.

And what we saw play out more times than not, last year is that the centers — especially a large cancer center — would come up with specific indications. So maybe earlier stage disease, they would run some cases in-house. Later stage or the stages that meet our clinical indication might come directly to Foundation Medicine. Also, if they had negative testing in-house, the negative testing would then be referred over to Foundation Medicine for additional testing. Still seeing those consistent themes play out in the commercial market space, including within the large cancer centers. And I don’t think there’s any reason to assume that anything has really shifted.

Zarak Khurshid - Wedbush Securities - Analyst

Thanks, Mike. And then last one on circulating tumor. Can you talk a little bit more about how much work has been done to-date? And why the decision to go with the cell-free versus CTCs? Thanks.

Mike Pellini - Foundation Medicine Inc. - President & CEO

Let me take the second one first. Because we haven’t provided specific insights into what work has or has not been done. As far as the second comment, I really think it’s clear to us that these are complementary approaches. And we are proceeding with an anticipated plan to have products in both spaces. There are some situations that are notorious for not yielding cell-free DNA, and one needs a solution for those situations. So I’ll leave it at that, as top-line remarks. Steve, do you want to add something?

Steven Kafka - Foundation Medicine Inc. - COO

Yes, I do. Hi, Zarak, it’s Steve. I just would add that we’ve been a little bit more — articulated a little bit more today about circulating tumor DNA, in part because that is a component of that Roche relationship, specifically. But I would also just add is that we are still looking forward to, I think, sharing more details about our overall liquid biopsy strategy, as well as our other ongoing R&D activities at Analyst Day coming up this year. We have had to push back our anticipated timing of that. We were going to do that initially the first quarter of this year, but given the Roche transaction and the tender period here, we’ve had to push that back.

So please stay tuned for timing around that. But we are looking forward to being able to share some additional details there.

Zarak Khurshid - Wedbush Securities - Analyst

Sounds good. Thanks, Steve.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Steven Kafka - Foundation Medicine Inc. - COO

Yes.

Operator

Paul Knight from Janney Capital Markets.

Bryan Kipp - Janney Capital Markets - Analyst

This is actually Bryan Kipp on behalf of Paul. Just want to get some more color on the Roche announcement and what we’re seeing on the pharma side. Because it seems natural to assume that a lot of the large pharma customers of yours right now would welcome additional competition in the space, in light of the Roche deal. So I think in the past, you’ve said you’re in 100 clinical trials. Is there any additional anecdotes you could say, as to how you’re penetrating additional clinical trials, to give us an understanding of customers staying on and not looking elsewhere, in light of the Roche announcement?

Steven Kafka - Foundation Medicine Inc. - COO

Hi, Bryan, it’s Steve Kafka. I think what I would say there is that we are continuing to see really this diversification of our business overall. And that’s on the clinical trial side. Firstly, we’ve seen sort of an augmentation of the business to not be solely about retrospective studies, but increasingly about prospective studies. And even about studies that are becoming clinical trial assays in support of a regulatory pathway.

And the other place where we’re seeing diversification of the businesses is around the FoundationCORE asset and access to this molecular information. Where that’s either a complement to what’s already ongoing from a clinical trial support initiative, or in an increasing number of relationships, that is actually the basis of the relationship.

And our announcement yesterday with H3 Biomedicine is, I think, a great example of that, where this is a relatively young biotech company in a discovery stage, and accessing the FoundationCORE assets to really assist with identification and development of whole new targets. So we’re seeing that kind of diversification as well.

Mike Pellini - Foundation Medicine Inc. - President & CEO

Bryan, it’s Mike. I just want to add a little more color. Keep in mind — you asked a question about, does it open the door for other companies? No one in the world has the experience that Foundation Medicine has in comprehensive genomic profiling and molecular information, and in working with so many pharmaceutical companies. As you know, we work with a few dozen at this point in time.

And the second point that I want to make is, we’ve been balancing these relationships for years now. So the idea of balancing a relationship, now that Roche is even a broader partner, is not something that’s new to us. When we first announced the broad relationship with Novartis a few years ago, certainly one could argue that there might have been a risk element there. But we did — we build in the necessary pieces that are required to have this information firewalled.

We learn and we get better as an organization with each one of these relationships, and with each trial in which we’re involved. And to be frank, when we meet with our pharmaceutical customers or potential pharmaceutical customers, I think they sense the expertise that we’ve developed, as well. So we believe that we’re really — we continue to be very uniquely positioned here.

Bryan Kipp - Janney Capital Markets - Analyst

But it’s safe to say on the prospective studies that you guys would still argue that you’re winning the lion’s share of the opportunities? Or do you think it’s changing a little bit?

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Mike Pellini - Foundation Medicine Inc. - President & CEO

This is Mike. I don’t know of an opportunity that we have lost to anyone else — put it that way. Steve, is there any competition that you would call out?

Steven Kafka - Foundation Medicine Inc. - COO

Well, there is still a diversity of approaches within pharma companies. And so there are certainly companies that are still, just like we see in the commercial marketplace, choosing to take different kinds of testing approaches that are more targeted. And so I think where there is an appreciation and a desire to work with a comprehensive genomic profiling approach, we’re doing very well in that marketplace. But there is still a diversity of approaches that are out there, just like in the commercial side.

Bryan Kipp - Janney Capital Markets - Analyst

Okay. And on the CF DNA side, do you see the opportunity to leverage a little bit of pharmacokinetics to real-time monitoring? I know it’s early stages, but is that something you eventually want to get into? Or is it more of just doing an augmentation of tissue and making sure that it’s concordant?

Vincent Miller - Foundation Medicine Inc. - Chief Medical Officer

Bryan, this is Vince Miller. I think this is a — cell-free DNA has a number of potential niches. The ability to perform a pharmacodynamic assessment is certainly something of interest in cancer care. And I think that’s one of many potential opportunities for products that are developed in the right way, as we described earlier, with the right studies behind them.

Bryan Kipp - Janney Capital Markets - Analyst

Okay. And last one from me is, I know you guys, on your reports, have variance of unknown significance on the back couple sheets. And JPMorgan has a lot of conversations about companies focusing on that area. Are you seeing a plethora of new customers coming online — additional competition? How do you look to build up walls and protect yourself against emerging competition, especially focusing on those variance of unknown significance that you guys currently put out?

Mike Pellini - Foundation Medicine Inc. - President & CEO

Bryan, it’s Mike. I wouldn’t look at competition specifically in the area of variance of unknown significance. I’d look at competition and competitive threat much more broadly. And that is, we are the first to commercialize comprehensive genomic profiling. We have a tremendous lead in this space, a multi-year lead in this space. We work with most of the major cancer centers, with thousands of other oncologists around the country. We are working through — we have the potential for the acceleration of our commercial business, as we work through the Roche transaction.

And on top of that, we have our technology solutions. We utilize FoundationCORE to weed through and learn about some of these variants of unknown significance, and more. We build decision-support tools, like Foundation ICE, as well as the PatientMatch feature that’s on top of it. And we continue to innovate with new products. FoundationOne Heme. We are focused on liquid biopsy, as Vince has articulated on this call, both in the form of circulating tumor cells and cell-free DNA.

And when you wrap all those things up in a package, we believe that’s what keeps us separated and will continue to keep us separated from anyone else in the marketplace. It’s not about variance of unknown significance. It’s not about somebody coming out with a specific liquid biopsy, or some type of knock off of FoundationOne, or a targeted panel that falls into category two. It’s about somebody else really trying to piece all the things together that this Company does, and we just don’t see anyone out there doing that at this point in time.

Steven Kafka - Foundation Medicine Inc. - COO

Bryan, I would just quickly add on that, that by the nature of our testing, doing a comprehensive genomic profile, we have the greatest commercial core of specific VUS’s available to us. And if you look at technologies that might begin to define or clarify some of these as functional, nonfunctional, whether they’re [rockagenic], et cetera, that can only further validate our approach in doing this type of testing, as more and more of them become clinically relevant.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

Bryan Kipp - Janney Capital Markets - Analyst

Makes sense. Appreciate it. Stay warm up there.

Mike Pellini - Foundation Medicine Inc. - President & CEO

Thanks, Bryan.

Operator

Tim Evans from Wells Fargo.

Tim Evans - Wells Fargo Securities - Analyst

I did want to come back to the proxy numbers real quickly on one assumption. The revenue in the proxy is consistent with your guidance, in the guidance range, and so is the OpEx number. However, if you use the operating profit that’s given in there, it does imply a significantly higher gross margin in 2015, above 60%. And here on the call today, I’m hearing you say it’s flat. I’m just wondering if you can just reconcile those two views for us?

Steven Kafka - Foundation Medicine Inc. - COO

So I tell you — I could — Tim are you looking at the pro forma or the standalone?

Tim Evans - Wells Fargo Securities - Analyst

The pro forma.

Steven Kafka - Foundation Medicine Inc. - COO

The pro forma. So I think, to begin with, the pro forma carries certain assumptions around collaboration revenues, which are likely higher-margin. Also keep in mind our Q4 gross margin was in the high 50% range. It was 57%.

While we’re not guiding to gross margin next year — and incidentally, we’re not doing that because we don’t think it’s an accurate representation of the gross margin on any indirect — any particular test that gets reimbursed. Because it’s weighted down by tests that aren’t being paid today. So while we’re not guiding to gross margin, when we say we think it’s in the ballpark of where we wrapped up the year, I actually don’t think you are all that far from that 60% range.

Tim Evans - Wells Fargo Securities - Analyst

Okay. And then, can you help us — there is, call it, a $14 million incremental operating expense between the standalone and the pro forma there. What would that be? Which OpEx line does that fall into mostly?

Steven Kafka - Foundation Medicine Inc. - COO

I think it’s a good question, and its broad. Because the collaboration is so broad across all of the R&D program, across our commercial within the US, across our commercial outside of the US, that it is very difficult to pick out G&A, S&M, et cetera — sales and marketing. It’s really spread across the P&L. And I think when you look at that number, some of that is going to support that incremental revenue for the year.

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FEBRUARY 24, 2015 / 09:30PM GMT, FMI - Q4 2014 Foundation Medicine Inc Earnings Call

But you know, some of that is also just enabling us to accelerate investments, given the primary proceeds of $250 million that are coming in. Frankly, it’s not more than that just because we’re going to be in planning, and this isn’t a full year. And we’re already investing forward as a Company. But certainly that $250 million that’s going to be coming onto the balance sheet really allows us a lot of opportunities to accelerate the business. And you see some of that in the $14 million.

Tim Evans - Wells Fargo Securities - Analyst

Got it, understood. Thank you so much.

Steven Kafka - Foundation Medicine Inc. - COO

Thanks, Tim.

Operator

Thank you. We’re not showing any more questions, so I’d like to turn the call back over to the speakers for closing remarks.

Sue Hager - Foundation Medicine Inc. - VP, Corporate Communications & Government Affairs

Thanks, Andrew, and thank you all for joining us this afternoon. Before we sign off, on behalf of the entire management team and Board of Directors, I would like to thank all of our employees, collaborators and shareholders for their continued support of Foundation Medicine. As a reminder, a replay of the webcast will be available shortly after the conclusion of this call through the Investor Relations section of our website. Back to you, Andrew.

Operator

Ladies and gentlemen, thank you again for your participation in today’s conference. This now concludes the program, and you may disconnect your telephone lines. Everyone have a great day.

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Cautionary Statement Regarding Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements.” Foundation Medicine has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements include without limitation statements regarding the planned completion of the collaboration between Foundation Medicine and Roche, the tender offer, the issuance of shares of Foundation Medicine common stock to Roche and any of the transactions contemplated by the documents for the proposed transactions. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transactions; uncertainties as to the percentage of shares of Foundation Medicine stock tendered in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; the risks that any anticipated product launch or global expansion will be delayed, cancelled or unsuccessful; the unsuccessful realization of Foundation Medicine’s expectations and beliefs regarding the future conduct and growth of Foundation Medicine’s business and the markets in which it operates; and other risks and uncertainties discussed in Foundation Medicine’s filings with the SEC, including the “Risk Factors” sections of Foundation Medicine’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents filed by Roche, the Solicitation/Recommendation Statement filed by Foundation Medicine and the proxy statement filed by Foundation Medicine. Foundation Medicine undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Foundation Medicine or any other securities. Roche Holdings, Inc. has filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Foundation Medicine. The offer to purchase shares of Foundation Medicine common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Also in connection with the proposed transactions, Foundation Medicine has filed a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE PROXY STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, toll-free at (800) 322-2885 (or please call (212) 929-5500 (collect) if you are located outside the U.S. or Canada). Copies of Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors & Press” section of Foundation Medicine’s website at www.foundationmedicine.com.

Foundation Medicine and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Foundation Medicine’s stockholders in connection with the proposed transactions. Information concerning the interests of Foundation Medicine’s participants in the solicitation, which may, in some cases, be different than those of Foundation Medicine’s stockholders generally, is set forth in the materials filed by Foundation Medicine with the SEC, including in Foundation Medicine’s definitive proxy statement filed with the SEC on April 30, 2014, and in Foundation Medicine’s definitive proxy statement relating to the transactions filed with the SEC on February 19, 2015. These documents can be obtained free of charge from the sources indicated above.